EXHIBIT 99.1

GOLD STANDARD ANNOUNCES US$13.4 MILLION 2016 EXPLORATION PROGRAM
FOR RAILROAD-PINION PROJECT, CARLIN TREND NEVADA

Drilling to focus on new oxide gold discovery at North Dark Star and Pinion resource expansion

February 23, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) today announced plans for the 2016 exploration program on its 100%-owned/controlled Railroad-Pinion Project on Nevada’s Carlin Trend.  The program is expected to cost $13.4 million USD and will include approximately 43,000 m of reverse-circulation (RC) and core drilling in a total of 100 holes with the majority of the drilling focused at the Dark Star and Pinion oxide gold deposits.

The program is designed to aggressively follow-up on 2015 drill results at the North Dark Star oxide gold discovery, expand known resources at Dark Star and Pinion, and test new high-value targets at North Bullion and Bald Mountain.

Jonathan Awde, CEO and Director of Gold Standard commented: “The Company is in a strong position financially with no debt and a treasury with over $40 million CAD as a result of recent investments from OceanaGold and Goldcorp. These recent corporate investments are appreciated by the company and a great compliment to the technical work and success we have been able to do in one of the most prolific gold belts in the world. Its going to be a very exciting year for our investors as we undertake aggressive exploration programs in the coming months.”

Key Highlights of the Planned 2016 program include:

Exploration Program

Dark Star
•
At the North Dark Star discovery, located north of the Dark Star maiden resource, complete about 10,300 m of RC and core drilling in 22 holes to expand areas of known shallow oxide gold mineralization north and south of DS15-13.  Gold mineralization is hosted in favorable carbonate rocks—bioclastic limestone, silty limestone and calcareous sandstone within a coarse conglomerate debris flow unit.  This Pennsylvanian-Permian unit also hosts the main Dark Star deposit to the south, and represents a new, unconventional host rock on the Carlin Trend.

•
Within the 6 km-long Dark Star Structural Corridor, complete about 10,100 m of RC drilling in 22 holes to test new targets south of the Dark Star maiden resource.   The Dark Star Structural Corridor is a north-trending horst defined by gravity, CSAMT, geologic mapping, and soil sampling.  The corridor is largely untested by drilling.

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As background, the maiden Dark Star NI 43-101 compliant resource estimate was completed last year by APEX Geoscience Ltd. of Edmonton, Canada and included an Inferred Mineral Resource of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces of gold using a cut-off of 0.14 g Au/t (see March 3, 2015 news release).  This oxide resource is open in multiple directions. The North Dark Star discovery was made in late 2015. Three holes (DS15-10, -11 and -13) completed 515m north of the maiden resource returned multiple, significant oxidized intercepts containing gold values above the cut-off grade of 0.14 g Au/t. Core hole DS15-13 intersected 15.4 meters of 1.85 grams gold per tonne (g Au/t) and 97.0 meters of 1.61 g Au/t (see January 21, 2016 news release).  North Dark Star remains open in multiple directions.

Pinion
•	At Northwest Pinion, complete about 5,700 m of RC drilling to extend known oxide mineralization along the South Fault Corridor, an important control on gold mineralization at Pinion.

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At the new Sentinel Breccia target, 12 RC holes (about 3,700 m) will test for bedrock extensions to gold mineralization identified by surface rock samples.   This undrilled target is a hematitic, silicified multi-lithic breccia within the footwall of the north-striking Bullion Fault Zone, located 350m north of Pinion.  At a 0.14 g Au/t cutoff, continuous rock chip channel samples returned seven significant weight-averaged, composite intervals that included 27.4m of 0.35 g Au/t and 12.2m of 0.46 g Au/t (see news release dated January 25, 2016).

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At the new Irene target, 2.4 km northwest of the Pinion resource, complete approximately 1,800 m of RC drilling. Irene is located along the projection of the South Fault Corridor, an important control on gold mineralization at Pinion.  At this location, north and northwest-trending gold-in-soil (values ranging from <1 to 325 ppb) and arsenic-in-soil (values ranging from 10 to 2670 ppm) anomalies are coincident with silicified, quartz-and-barite-veined breccias in the Chainman Formation above the favorable breccia host horizon at the top of Devil’s Gate Limestone (see March 25, 2015 news release).

•	At the NW Main Zone, Far Northwest and South Pinion targets, complete about 3,000 m of RC drilling to extend areas of known oxide mineralization outward from the Pinion resource.

North Bullion
•
Drill nine holes (approximately 4,800 m) to extend areas of west-northwest and north-trending, high-grade gold mineralization in the Lower Breccia Zone and test new targets recognized in multiple data sets including grade x thickness contours, structure contours, gravity and CSAMT.

Bald Mountain
•
On the northern flank of the Bullion Stock target, drill up to eight RC holes (about 3,600 m) to test new oxide gold targets developed within a 4 km-long west-northwest-striking dike-filled corridor.   In 2013, core hole RRB13-01 intersected 56.1m of 1.47 g Au/t including 7.3m of 5.66 g Au/t in oxidized, multi-lithic collapse breccia (mlbx) developed along the contact between the Tripon Pass Formation and the underlying Devils Gate Limestone (see news release dated October 2, 2013).  The Bald Mountain mineralization occurs in the same stratigraphic position as mlbx hosted gold at Pinion and North Bullion.

Pre-Development Program
•	Gold Standard will also initiate permitting, metallurgical and economic studies to move Pinion and Dark Star toward development.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “With the recent strategic financings, we are in a great position to build on the North Dark Star discovery and aggressively explore other high quality targets at Railroad-Pinion.  There is a consistent history of the growth of deposits and districts on the Carlin Trend.  We are still in the early stages of exploring the Railroad-Pinion-Dark Star district. This year, we expect to add significant additional resources and move our existing deposits closer to production. With the budget we have been given and the opportunities before us, we also believe we could make another major discovery in this program.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. Dark Star samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Pinion, North Bullion and Bald Mountain samples were delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com